Exhibit 99.1

Sanofi invests $180 million equity in Owkin’s artificial intelligence and federated learning to advance oncology pipeline

•	Combined efforts will work to build robust disease models while preserving privacy of large data sets from various research institutions and hospitals
•	Collaboration to focus on four types of cancer

PARIS – November 18, 2021 – Sanofi announced today an equity investment of $180 million and a new strategic collaboration with Owkin comprised of discovery and development programmes in four exclusive types of cancer, with a total payment of $90 million for three years plus additional research milestone-based payments. Owkin, an artificial intelligence (AI) and precision medicine company, builds best-in-class predictive biomedical AI models and robust data sets. With the ambition to optimize clinical trial design and detect predictive biomarkers for diseases and treatment outcomes, this collaboration will support Sanofi’s growing oncology portfolio in core areas such as lung cancer, breast cancer and multiple myeloma.

To accelerate medical research with AI in a privacy-preserving way, Owkin has assembled a global research network powered by federated learning, which allows data scientists to securely connect to decentralized, multi-party data sets and train AI models without having to pool data. This approach will complement Sanofi’s emerging strength in oncology, as the company’s scientists apply cutting-edge technology platforms to design potentially life-transforming medicines for cancer patients worldwide.

“Owkin’s unique methodology, which applies AI on patient data from partnerships with multiple academic medical centers, supports our ambition to leverage data in innovative ways in R&D,” said Arnaud Robert, Executive Vice President, Chief Digital Officer, Sanofi. “We are striving to advance precision medicine to the next level and to discover innovative treatment methods with the greatest benefits for patients.”

Sanofi will leverage the comprehensive Owkin Platform, in order to find new biomarkers and therapeutic targets, building prognostic models, and predicting response to treatment from multimodal patient data. Sanofi’s investment will support Owkin’s development and goal to grow the world’s leading histology and genomic cancer database from top oncology centers.

“Owkin’s mission is to improve patient’s lives by using our platform to discover and develop the right treatment for every patient,” said Thomas Clozel, M.D., Co-Founder and CEO at Owkin. “We believe that the future of precision medicine lies in technologies that can unlock insights from the vast amount of patient data in hospitals and research centers in a privacy-preserving and secure way. This landmark partnership with Sanofi will see federated learning used to create research collaborations at a truly unprecedented scale. The future of AI to transform how we develop treatments is incredibly bright, and we are proud to partner with Sanofi on this mission.”

This collaboration agreement will allow Sanofi to work closely with Owkin in identifying new oncology treatments across four cancers.

“We look forward to working with our colleagues at Owkin to analyze data from hundreds of thousands of patients,” said John Reed, M.D., Ph.D., Global Head of Research and Development, Sanofi. “Sanofi’s investment in the company includes a three-year agreement that will help discover and develop new treatments for non-small cell lung cancer, triple negative breast cancer, mesothelioma and multiple myeloma. This partnership will help accelerate our ambitious oncology program as we advance a rich pipeline of medicines to address unmet patient needs.”

About Owkin

Owkin is a French American startup that specializes in AI and federated learning for medical research. It was co-founded in 2016 by Dr Thomas Clozel M.D., a clinical research doctor and former assistant professor in clinical hematology, and Dr Gilles Wainrib, Ph.D., a pioneer in the field of artificial intelligence in biology. Owkin has recently published groundbreaking research at the frontier of AI and medicine in Nature Medicine, Nature Communications and Hepatology. The Owkin Platform connects life science companies with world-class academic researchers and hospitals to share deep medical insights for drug discovery and development. Using federated learning and breakthrough collaborative AI technology, Owkin enables its partners to unlock siloed datasets while protecting patient privacy and securing proprietary data. Through sharing high-value insights, the company powers unprecedented collaboration to improve patient outcomes. Owkin works with the most prominent cancer centers and pharmaceutical companies in Europe and the US. Key achievements to date include HealthChain and MELLODDY; two Owkin led federated learning consortia fuelling unprecedented collaboration in academic research and drug discovery, respectively. For more information, please visit Owkin.com and follow @OWKINscience on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions. With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Media Relations Contacts Sally Bain Tel: +1 (781) 264-1091 Sally.Bain@sanofi.com

Nicolas Obrist

Tel: + 33 6 77 21 27 55

Nicolas.Obrist@sanofi.com

Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Nathalie Pham

Investor Relations Contacts North America

Felix Lauscher

Tel.: +33 (0)1 53 77 45 45

investor.relations@sanofi.com

https://www.sanofi.com/en/investors/contact

Forward-Looking Statements

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